SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number  001-10898

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Travelers 401(k) Savings Plan

385 Washington Street

St. Paul, MN 55102

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Travelers Companies, Inc.

485 Lexington Avenue

New York, NY 10017

REQUIRED INFORMATION

The Travelers 401(k) Savings Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA.

*  Schedules required by Form 5500, which are not applicable, have not been included.

Report of the Independent Registered Public Accounting Firm

To the Plan Administrative Committee and Plan Participants

The Travelers 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Travelers 401(k) Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s administrator.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Travelers 401(k) Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i — Schedule of Assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s administrator.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP

Minneapolis, Minnesota
June 24, 2009

THE TRAVELERS 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007

Assets:

Investments at fair value:
Preferred stock	$98,905,441	$147,070,110
Common stock	294,184,977	548,640,640
Mutual funds	1,325,085,034	1,844,498,403
Common trust fund	32,026,167	32,947,880
Fidelity BrokerageLink investments	37,398,195	47,267,346
Benefit-responsive investment contracts with financial institutions	532,745,312	528,680,570
Wrapper Contracts	555,083	—
Guaranteed investment contracts	685,155	699,378
Short-term investments	36,588,063	7,278,075
Total investments	2,358,173,427	3,157,082,402

Participant loans	53,619,897	51,871,218

Receivables:
Employer contributions	93,052,811	81,999,554
Investments sold but not delivered	3,465,859	4,939,621
Accrued interest and dividends	1,782	9,088
Other receivables	1,900	—
Total receivables	96,522,352	86,948,263

Cash	32,031	2,482

Total assets	2,508,347,707	3,295,904,365

Liabilities:

Accrued expenses	470,110	743,485
Other payables	2,561,168	3,110,537

Total liabilities	3,031,278	3,854,022

Net assets available for benefits, before adjustment to contract value	2,505,316,429	3,292,050,343

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	49,169,320	261,868

Net assets available for benefits	$2,554,485,749	$3,292,312,211

See accompanying notes to financial statements.

THE TRAVELERS 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

	2008	2007
(Reductions)/Additions to net assets attributed to:
Investment (loss) income:
Net depreciation in fair value of investments	$(935,429,651)	$(153,568,817)
Interest	33,051,236	31,570,306
Preferred dividends	3,699,195	4,341,847
Common dividends	15,118,155	24,463,041
Mutual funds dividends	35,909,232	125,938,369

Total investment (loss) income	(847,651,833)	32,744,746

Contributions:
Employer	93,197,626	81,999,554
Employee	187,689,384	171,421,752
Rollover	18,544,264	24,985,084

Total contributions	299,431,274	278,406,390

Other additions (note 10)	50,518	3,492,354

Total (reductions)/additions	(548,170,041)	314,643,490

Deductions from net assets attributed to:
Paid to participants in cash	180,439,256	239,635,849
Common stock distributed at fair value	7,744,265	17,412,005
Administrative expenses	1,472,900	971,508

Total deductions	189,656,421	258,019,362

Net (decrease)/increase before transfers	(737,826,462)	56,624,128

Transfer from the Travelers Pension Plan	—	8,276,627

Total Transfers	—	8,276,627

Net (decrease)/increase	(737,826,462)	64,900,755

Net assets available for benefits:
Beginning of year	3,292,312,211	3,227,411,456
End of year	$2,554,485,749	$3,292,312,211

See accompanying notes to financial statements.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements

Note 1                                     Description of the Plan

The following brief description of The Travelers 401(k) Savings Plan (the “Plan”) is provided for general information purposes.  Participants should refer to the Plan document and the summary plan description for a more complete description of the Plan’s provisions.

Effective February 27, 2007, The St. Paul Travelers Companies, Inc., the Plan’s sponsor, announced that it had changed its name to The Travelers Companies, Inc.  Also effective February 27, 2007, the name of The St. Paul Travelers 401(k) Savings Plan was changed to The Travelers 401(k) Savings Plan.

General

The Plan is a defined contribution 401(k) plan, which provides retirement and other benefits to eligible employees of participating companies.  The Travelers Companies, Inc. and participating affiliated employers (collectively, the “Company”) currently participate in the Plan.  The Company has appointed the Administrative Committee as the delegated authority for administrative matters involving the Plan and the Benefit Plans Investment Committee as the delegated authority for management and control of the assets of the Plan (including the designation of investment funds).  Fidelity Management Trust Company (“FMTC”) is the trustee for the trust maintained in connection with the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”).

Effective September 28, 2007 mutual fund investments of $8,276,627 were transferred from separate accounts maintained under the Travelers Pension Plan (414(k) accounts) to this Plan.  The transfer of the 414(k) accounts was made as a result of the Company’s review of the structure and investment options available under the pension plan for such accounts, and to allow more efficient administration of the accounts and greater flexibility to the account beneficiaries.

Participation

All U.S. employees of participating companies, as defined by the Plan, are eligible to participate immediately upon employment, subject to limited exclusions.

Employee Contributions

Eligible employees who elect to participate in the Plan may contribute up to 75% of their eligible compensation (as defined by the Plan) into the Plan subject to statutory limitations of $15,500 for 2008 and 2007.  A participant who is, or will be, age 50 or older by the end of the year, can make additional catch-up contributions to a limit of $5,000 for 2008 and 2007. Employee contributions can be made pre-tax, after-tax through the Roth 401(k) or a combination of both up to the applicable limit. Newly hired eligible employees are automatically enrolled at a 5% pre-tax contribution rate, if they do not affirmatively make an election not to participate, to participate at a different rate or to contribute on an after-tax Roth 401(k) basis.  The automatic enrollment contribution rate for employees hired prior to November 21, 2007, was 3%.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 1                                     Description of the Plan (continued)

Employer Contributions

The Company matches 100% of the Plan participant’s contributions, up to the first 5% of annual eligible pay, subject to a maximum annual match amount of $5,000.  The Company-matching contribution is made once a year.  The 2008 and 2007 Company-matching contribution (paid in January 2009 and January 2008, respectively) was invested according to the participant’s current investment election for new contributions going into the Plan.  Employer contributions totaling $92,210,944 for plan year 2008 and $80,930,646 for plan year 2007 were made into the Plan on January 27, 2009 and January 25, 2008, respectively.  Except for cases of retirement or termination due to disability or death, this matching contribution was made only to participants employed on the last working day of December.

The Aetna Supplemental Company Contribution was established under the Travelers 401(k) Plan in conjunction with the April 2, 1996 acquisition by Travelers Insurance Group Holdings Inc. of the outstanding capital stock of Travelers Casualty and Surety Company (formerly Aetna Casualty and Surety Company) and The Standard Fire Insurance Company.  It provides a fixed annual contribution into the Plan for eligible employees (“Aetna participants”). The contribution amount for each Aetna participant is fixed for each year the employee remains actively employed with the Company.  In the year an employee terminates employment, retires, becomes disabled or dies, the contribution will be prorated to reflect the number of full months worked.  The Aetna participants are fully vested in this supplemental account. The Aetna Supplemental Company Contributions totaling $986,682 for plan year 2008 and $1,068,908 for plan year 2007 were made into the Plan on February 2, 2009 and February 1, 2008, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions and allocations of Plan earnings as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants may elect to have their contributions invested in the funds listed in the Plan’s provisions as they choose and may generally also transfer their balances daily within these funds.

Rollover Contributions

The Plan allows for rollover contributions to be made to the Plan by eligible employees.  These rollover contributions are eligible distributions from other tax-qualified plans of previous employers or individual retirement accounts or annuities that participants elect to have invested in the Plan either by a direct rollover to the Plan or by a distribution followed by a contribution within sixty days of receipt.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 1                                     Description of the Plan (continued)

Vesting

Participants are 100% vested in their contributions and related earnings.  In general, Company matching contributions allocated to participants vest after three years of service.  Participants also become vested in full if they reach 62 while employed, terminate employment due to a disability, die prior to termination of employment, or while in qualified military service, or upon termination of the Plan.

Forfeitures

Forfeitures are transferred to a forfeiture account, which is maintained for the Plan as a whole and is not attributable to any given participant.  The balance of the forfeiture account may be used to correct errors in the accounts of other participants, restore prior forfeitures, pay Plan administrative expenses or reduce matching contributions to the Plan, as directed by the Company.  At December 31, 2008 and 2007, the forfeiture account totaled $1,400,250 and $1,725,323, respectively.  Forfeitures used totaled $2,307,233 and $1,598,393 for 2008 and 2007, respectively.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company common and preferred stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised.  FMTC will vote shares for which no directions have been timely received, and shares not credited to any participant’s account, in proportion to the vote cast by participants who have timely responded.  The Plan holds shares of Citigroup, Inc. common stock as a result of a prior spin-off of the Travelers 401(k) Plan from a plan maintained by Citigroup, Inc., and such shares are voted in the same manner as described above for Company shares.

Participant Loans

Participants may request to receive a loan from the Plan subject to a minimum of $1,000 and a maximum of the lesser of 50% of their vested account balance or $50,000 minus the highest outstanding loan balance during the past 12 months.  Participants can only have two loans outstanding at a time.  The interest rate established at the inception of a loan is equal to the prime lending rate listed in the Wall Street Journal, plus 1%.  Generally, loans are repaid by payroll deduction over a maximum period of five years (twenty years if the loan is designated as a primary residence loan).  A one-time set-up fee of $35 per loan is charged against the participant’s account.  In addition, ongoing quarterly loan maintenance fees of $3.75 per loan are charged against the participant’s account for each calendar quarter in which a balance on such loan is outstanding.  At December 31, 2008, there were 8,697 outstanding loans totaling $53,619,897.  At December 31, 2007, there were 8,235 outstanding loans totaling $51,871,218.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 1                                     Description of the Plan (continued)

Distributions

A participant or beneficiary may receive distributions from his/her vested account under the Plan upon any termination of employment, retirement, or death in the form of a lump-sum payment, or, if the vested account balance is greater than $1,000, in installments.

Participants are allowed to withdraw amounts that they previously rolled into the Plan.  In addition, participants are allowed to take withdrawals from vested accounts after age 59½.  Prior to that age, withdrawals are allowed from selected accounts in the event of a defined financial hardship to the extent necessary to satisfy the financial need or, for any reason, from a rollover, after-tax or certain predecessor accounts.  Any hardship withdrawal prior to age 59½ from an account that holds 401(k) contributions generally is limited to the amount of  401(k) contributions made to such account, reduced by prior withdrawals from the account.  Certain other in-service withdrawals carried over from legacy plans are permitted as specified in the Plan rules.

To the extent an account is invested in Company preferred or common shares, a withdrawal or distribution can be in the form of common shares or cash.  Company preferred shares are converted to common shares as necessary to make any distribution in the form of shares.  To the extent an account is invested in Citigroup, Inc. common shares, a withdrawal or distribution can be in the form of common shares or cash.  Any hardship withdrawal prior to age 59½ is in cash.

Fidelity BrokerageLink Investments Fees

The Fidelity BrokerageLink investment option allows a participant to establish a brokerage account with Fidelity, which provides the opportunity to select from thousands of mutual funds, stocks, bonds, certificates of deposit, U.S. Treasury securities and mortgage-backed securities. There are no BrokerageLink investments annual account fees charged to participants, however, the investment options available through BrokerageLink have associated fees.

Administrative Expenses

Administrative expenses of the Plan are paid by the participants of the Plan to the extent not paid by the Company and allowable by the Plan.

Note 2                                     Significant Accounting Policies

Basis of Presentation

The accompanying Plan financial statements were prepared in conformity with U.S. generally accepted accounting principles (“GAAP”).

The Plan values the holdings of benefit-responsive investment contracts at fair value.  The contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Participant loans are valued at their outstanding balances.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 2                                     Significant Accounting Policies (continued)

Use of Estimates

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates and assumptions.

Adoption of New Accounting Standard

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157).  FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements.  It applies to other pronouncements that require or permit fair value but does not require any new fair value measurements.  The statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

FAS 157 establishes a fair value hierarchy to increase consistency and comparability in fair value measurements and disclosures.  The hierarchy is based on the inputs used in valuation and gives the highest priority to quoted prices in active markets.  The highest possible level should be used to measure fair value.  FAS 157 is effective for fiscal years beginning after November 15, 2007.

The Plan adopted FAS 157 effective January 1, 2008.  The adoption of FAS 157 did not have a material effect on the Plan’s financial position or changes in net assets available for Plan benefits.

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market For That Asset Is Not Active (FSP FAS 157-3), with an immediate effective date, including prior periods for which financial statements have not been issued.  FSP FAS 157-3 amends FAS 157 to clarify the application of fair value in inactive markets and allows for the use of management’s internal assumptions about future cash flows with appropriately risk-adjusted discount rates when relevant observable market data does not exist.  The objective of FAS 157 has not changed and continues to be the determination of the price that would be received in an orderly transaction that is not a forced liquidation or distressed sale at the measurement date.  The adoption of FSP FAS 157-3 did not have a material effect on the Plan’s financial position or changes in net assets available for Plan benefits.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 2                                     Significant Accounting Policies (continued)

Accounting Standards Not Yet Adopted

Additional Fair Value Measurement Guidance

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP FAS 157-4).  FSP FAS 157-4 provides guidance for determining when a transaction is not orderly and for estimating fair value in accordance with FASB Statement No. 157, Fair Value Measurements (FAS 157), when there has been a significant decrease in the volume and level of activity for an asset or liability.  FSP FAS 157-4 does not change the measurement objective of FAS 157 which is “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  FSP FAS 157-4 is effective for annual reporting periods ending after June 15, 2009.  The Company does not expect the provisions of  FSP FAS 157-4 to have a material effect on the Plan’s financial statements.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan provides for investment in the Company’s preferred and common stock funds and other common stock.  At December 31, 2008 and 2007, approximately 14% and 15% of the Plan’s total assets were invested in the common stock and preferred stock of the Company, respectively.  At December 31, 2008 and 2007, approximately 2% and 6% of the Plan’s total assets were invested in Citigroup, Inc. common stock, respectively.  The underlying values of the Company common stock and preferred stock and Citigroup, Inc. common stock are entirely dependent upon the performance of the Company and Citigroup, Inc., respectively, and the market’s evaluation of such performance.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 3                                     Investments

The following table presents investments.  Investments that represent 5 percent or more of the Plan’s net assets available for benefits are separately identified.

	2008	2007
Investments at Quoted Fair Value:
Common Stock:
Travelers Companies, Inc., 5,567,376 and 6,339,004 shares, respectively	$251,645,395	$341,038,415
Citigroup, Inc., 6,339,729 and 7,051,706 shares, respectively	* 42,539,582	207,602,225
Total Common Stock	294,184,977	548,640,640
Mutual Funds:
American Funds Growth Fund of America — Class R5, 9,883,379 and 9,043,921 shares, respectively	202,016,266	307,493,324
Vanguard Institutional Index Fund — Plus Class, 2,288,410 and 1,839,282 shares, respectively	188,885,340	246,721,245
Fidelity Diversified International Fund, 7,180,110 and 6,532,235 shares, respectively	154,444,172	260,636,185
Rainier Small/Mid Cap Equity Portfolio -Institutional Class, 4,665,908 and 5,109,354 shares, respectively	* 95,837,754	204,527,437
Fidelity U.S. Bond Index Fund, 17,189,280 and 14,779,904 shares, respectively	185,472,330	* 160,953,153
Other	498,429,172	664,167,059
Total Mutual Funds	1,325,085,034	1,844,498,403
	1,619,270,011	2,393,139,043

Investments at Estimated Fair Value:
Preferred Stock:
Travelers Companies, Inc., Series B Convertible, 271,688 and 339,779 shares, respectively	* 98,905,441	* 147,070,110

Common Trust Fund	32,026,167	32,947,880

Fidelity BrokerageLink investments	37,398,195	47,267,346

Benefit-Responsive Investment Contracts with Financial Institutions:
Monumental Life Insurance, MDA00583TR, 3.47% and 4.52%, respectively	175,565,523	177,814,049
Other	357,179,789	350,866,521

Total Benefit-Responsive Investment Contracts with Financial Institutions	532,745,312	528,680,570

Wrapper Contracts	555,083	—

Guaranteed Investment Contracts	685,155	699,378

Short-term Investments, 2.17% and 4.97%, respectively	36,588,063	7,278,075
	738,903,416	763,943,359
Total Investments	$2,358,173,427	$3,157,082,402

* Less than 5% of net assets available for benefits

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 3            Investments (continued)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	2008	2007
Preferred stock	$(24,019,082)	$(155,310)
Common stock	(201,343,448)	(194,457,470)
Mutual and common trust funds	(692,464,529)	39,536,816
Fidelity BrokerageLink investments	(17,606,458)	1,548,612
Other	3,866	(41,465)

Net depreciation in fair value of investments	$(935,429,651)	$(153,568,817)

Note 4            Fair Value Measurements

The Plan’s estimates of fair value for financial assets and financial liabilities are based on the framework established in FAS 157.  The framework is based on the inputs used in valuation and gives the highest priority to quoted prices in active markets and requires that observable inputs be used in the valuations when available.

The disclosure of fair value estimates in the FAS 157 hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Plan’s significant market assumptions.  The three levels of the hierarchy are as follows:

Level 1 - Unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

Level 3 - Valuations based on models where significant inputs are not observable.  The unobservable inputs reflect the Plan’s own assumptions about the inputs that market participants would use.

Valuation of Investments Reported at Fair Value in Financial Statements

The fair value of a financial instrument is the estimated amount at which the instrument could be exchanged in an orderly transaction between knowledgeable, unrelated willing parties, i.e., not in a forced transaction.  The estimated fair value of a financial instrument may differ from the amount that could be realized if the security was sold in an immediate sale, e.g., a forced transaction.  Additionally, the valuation of fixed maturity investments is more subjective when markets are less liquid due to the lack of market based inputs, which may increase the potential that the estimated fair value (i.e., the carrying amount) of an investment is not reflective of the price at which an actual transaction would occur.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 4            Fair Value Measurements (continued)

For investments that have quoted market prices in active markets, the Plan uses the quoted market prices as fair value and includes these prices in the amounts disclosed in Level 1 of the hierarchy.  The Plan receives the quoted market prices from a third party, nationally recognized pricing service (pricing service).  When quoted market prices are unavailable, the Plan utilizes a pricing service to determine an estimate of fair value. The fair value estimates provided from this pricing service are included in the amount disclosed in Level 2 of the hierarchy.  If quoted market prices and an estimate from a pricing service are unavailable, the Plan produces an estimate of fair value based on internally developed valuation techniques, which, depending on the level of observable market inputs, will render the fair value estimate as Level 2 or Level 3.  The Plan bases all of its estimates of fair value for assets on the bid price as it represents what a third party market participant would be willing to pay in an arm’s length transaction.

Plan investments are stated at fair value, except for short-term money market investments which are valued at cost plus accrued interest which approximates fair value.

Travelers preferred stock is based on a valuation model provided by an independent appraiser. The model takes into consideration the available information on Travelers common stock, other publicly traded securities, economic conditions and the dividend rate per share. Due to the limited observable market information, the Plan includes the fair value estimate for this equity in Level 3.

Common stocks traded on national securities exchanges are valued at their closing market prices.  Mutual funds are valued at their quoted net asset value.  The Plan receives prices from a nationally recognized pricing service that are based on observable market transactions and includes these estimates in the amount disclosed in Level 1.

The shares of the common trust fund are valued at the net asset value per share as reported by the sponsor of the common trust fund from the exchange where the underlying securities are primarily traded. The Plan includes the fair value estimates of these securities in Level 2.

Benefit responsive investment contracts with financial institutions consist of guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“Synthetic GICs”) which are reported at fair value.  The fair values of the GICs are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.  The GICs amounts are disclosed in Level 3 due to the significant inputs being unobservable.  Synthetic GICs are valued at the fair market value of the underlying assets of the master trust from the exchange where the securities are primarily traded. The Plan includes the fair value estimates of the Synthetic GICs in Level 2. The fair value of the wrapper contracts associated with the Synthetic GICs are based on the wrap contract fees provided by insurance companies and are disclosed in Level 3 due to the significant inputs being unobservable.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

The BrokerageLink investments are reported at fair value. For the majority of BrokerageLink investments the Plan receives prices from a nationally recognized pricing service that are based on observable market transactions and includes these estimates in the amount disclosed in Level 1 (equities, mutual funds and government bonds).  The corporate bonds are disclosed in Level 2 since significant inputs are market observable. The certificates of deposits are valued at their certificate balances, which approximates fair value and are disclosed in Level 3 due to the significant inputs being unobservable.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 4            Fair Value Measurements (continued)

Fair Value Hierarchy

The following table presents the level within the fair value hierarchy at which the Plan’s financial assets are measured on a recurring basis at December 31, 2008.

	Total	Level 1	Level 2	Level 3

Invested assets:
Preferred Stock	$98,905,441	$—	$—	$98,905,441
Common Stock	294,184,977	294,184,977	—	—
Mutual Funds	1,325,085,034	1,325,085,034	—	—
Common Trust Fund	32,026,167	—	32,026,167	—
Fidelity BrokerageLink Investments	37,398,195	32,573,602	140,824	4,683,769
Benefit-responsive Investment contracts	532,745,312	—	532,745,312	—
Wrapper Contracts	555,083	—	—	555,083
Guaranteed Investment Contract	685,155	—	—	685,155
Short-Term Investments	36,588,063	36,588,063	—	—

Total	$2,358,173,427	$1,688,431,676	$564,912,303	$104,829,448

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 4            Fair Value Measurements (continued)

The following table presents the changes in the Level 3 fair value category during the period indicated.

Level 3 Assets

Year Ended December 31, 2008

	Preferred Stock	Fidelity BrokerageLink Investments	Wrapper Contracts
Balance at January 1, 2008	$147,070,110	$2,565,055	$—

Realized investment gains/(losses) and Net Investment Income	14,753,539	1,004	—

Unrealized gains/(losses) relating to investments still held at reporting date	(38,339,138)	49,337	555,083

Purchases, (sales), issuances and settlements (net)	(24,579,070)	2,068,373	—

Balance at December 31, 2008	$98,905,441	$4,683,769	$555,083

	Guaranteed Investment Contract	Total
Balance at January 1, 2008	$699,378	$150,334,543

Realized investment gains/(losses) and Net Investment Income	25,443	14,779,986

Unrealized gains/(losses) relating to investments still held at reporting date	3,866	(37,730,852)

Purchases, (sales), issuances and settlements (net)	(43,532)	(22,554,229)

Balance at December 31, 2008	$685,155	$104,829,448

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 5            Benefit-Responsive Investment Contracts with Financial Institutions

The Plan holds Traditional GICs and Synthetic GICs as direct investments that are part of the Stable Value Fund (the “Fund”).

Traditional GICs.  A GIC is an investment contract issued by an insurance company or other financial institution backed by the general account of the issuer.  The Plan deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time.  Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term.  The GICs provide a fixed or floating rate of interest over the term to maturity of the contract.  The issuer guarantees that all qualified participant withdrawals will occur at contract value.

Synthetic GICs.  A Synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds or other fixed income securities that are owned by the issuer. The assets underlying the contract are maintained separate from the issuer’s general assets, usually by a third party custodian. The contract provides an interest rate not less than zero. Such contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the value of the contract, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

The assets underlying the contracts primarily consist of commingled trust funds sponsored by Dwight Asset Management. The fair value of those funds at December 31, 2008 and 2007 was as follows:

	2008	2007
Dwight Target Fund 2	$265,732,071	$239,263,064
Dwight Target Fund 5	$160,381,253	$169,644,971
Dwight Intermediate Core Fund	$106,631,988	$108,854,871

Primary variables impacting future crediting rates of the Synthetic GICs include current yield of the assets within the contract, duration of the assets covered by the contract, and existing difference between the market value and contract value of the assets within the contract.  Synthetic GICs are designed to reset the respective crediting rate, typically on a quarterly basis.  The crediting rate of Synthetic GICs will track current market yields on a trailing basis.  The rate reset allows the contract value of the wrapped portfolio to converge to the market value over time, assuming the market value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration.  The issuer guarantees that all qualified participant withdrawals will occur at contract value.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 5            Benefit-Responsive Investment Contracts with Financial Institutions (continued)

Events Limiting Ability to Receive Contract Value.  Certain events limit the ability of the Plan to transact at contract value with the issuer.  While the events may differ from contract to contract, the events typically include: (i) amendments to the Plan documents; (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Plan, the withdrawal from the wrap contract at the direction of the Company, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Company, or the Company’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan or Fund, and (vii) the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.  At this time, the Company does not believe that the occurrence of any events, such as those described above, which would limit the Plan’s ability to transact at contract value with participants, are probable.

Contract Termination.  The GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date.  The Synthetic GICs generally are evergreen contracts that permit termination upon notice at any time, and provide for automatic termination if the contract value or the market value of the contract equals zero.  If the market value of the contract equals zero, the issuer is not excused from paying the excess above contract value.  If the Plan defaults in its obligations under the contract, and the default is not cured within a cure period, the issuer may terminate the contract, and the Plan will receive the market value as of the date of termination.  The Synthetic GICs generally permit the issuer or investment manager to convert the wrapped portfolio to a declining duration strategy, in which case the contract would terminate at a date that corresponds to the duration of the underlying fixed income portfolio on the date of an amortization election (“Amortization Election”).  After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.  The Plan may make an Amortization Election if the contract permits the issuer to terminate at market value, the issuer terminates the contract, and the contract provides for such an Amortization Election.

The GICs or Synthetic GICs are placed with or guaranteed by a financial institution whose Standard & Poor’s credit rating is AA- or higher.

Average Yield.  The average yield of the contracts is as follows:

	2008	2007
Average yields:
Based on actual earnings	6.12%	5.45%
Based on interest rate credited to participants	4.38%	4.96%

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 6            Party-in-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applied.  FMTC is a party-in-interest as defined by ERISA as a result of being trustee of the Plan.  The Plan invests in funds managed by an affiliate of FMTC.  The Plan also engages in transactions involving the acquisition or disposition of common stock and preferred stock of the Company, a party-in-interest with respect to the Plan. The Plan also engages in transactions involving the acquisition or disposition of other financial instruments issued by the Company for individuals who participated in the BrokerageLink investments option. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Internal Revenue Code.

Note 7            Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  Upon such termination, the Plan administrator may direct the Plan trustee to distribute participant account balances.  Upon termination of the Plan, participant account balances would vest in full.

Note 8            Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated December 31, 2003, that the Plan as designed is in accordance with applicable Section 401-1(b)(3) and the Trust is qualified under Section 501(a) of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  The Plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 9            Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2008 to Form 5500:

	December 31,	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$2,554,485,749	$3,292,312,211
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(49,169,320)	(261,868)
Net assets available for benefits per the Form 5500	$2,505,316,429	$3,292,050,343

The following is a reconciliation of investment income per the financial statements to the Form 5500:

	December 31,	December 31,
	2008	2007
Total investment (loss)/income per the financial statements	$(847,651,833)	$32,744,746
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts – current year	(49,169,320)	(261,868)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts – prior year	261,868	5,006,541
Total investment (loss)/income per the Form 5500	$(896,559,285)	$37,489,419

Note 10          Legal Matters

Franklin Templeton Funds Settlement

The Plan received settlement proceeds in the amount of $50,518 in 2008 under a settlement and distribution plan established in connection with SEC proceedings against the investment advisors of the Franklin Templeton Funds related to late trading and/or market timing activities which occurred from December 31, 1996 - October 18, 2001.  The settlement was used to pay Plan expenses.

ERISA Settlement

On January 26, 2005, the Company was served with a lawsuit that was filed in the United States District Court for the District of Minnesota.  The complaint named the Company and several of its current and former officers and directors as defendants.  This lawsuit was brought by individuals who sought to represent a class of participants and beneficiaries in the plan whose accounts held company stock during the period April 2, 2004 to September 1, 2005.  The lawsuit alleged breaches of fiduciary duties under ERISA.  On January 4, 2006, the parties agreed to settle the case, subject to various approvals, including approvals from an independent fiduciary and from the court.  These approvals were obtained during 2006 and 2007.  On April 30, 2007, the District Court approved the settlement.  Of the settlement amount, $3,025,435 was allocated to participants’ accounts pursuant to the terms of the settlement agreement.

Securities Settlement

Beginning in 2004, following post-merger announcements by the Company, various shareholders of the Company commenced fifteen putative class action lawsuits against the Company and certain of its current and former officers and directors.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 10          Legal Matters (continued)

These actions were consolidated in the United States District Court for the District of Minnesota.  The consolidated lawsuit was brought by Travelers Property Casualty Corp. (“Travelers”) Class A and Class B Common Stock shareholders who received shares of The St. Paul Travelers Companies, Inc. (“St. Paul Travelers”) at the time of the merger of The St. Paul Companies, Inc. (“St. Paul”) and Travelers, purchasers of St. Paul Common Stock at various periods before the merger was announced, and purchasers of St. Paul Travelers Common Stock after the merger was announced.  The lawsuit alleged, that certain disclosures relating to the merger of St. Paul and Travelers contained false or misleading statements with respect to St. Paul’s loss reserves in violation of federal securities laws.  On November 22, 2005, the parties reached an agreement to settle the case.  On December 28, 2005, the District Court approved the settlement.  On October 17, 2007 the settlement was received by the Plan.  Of the settlement amount, $466,919 was allocated to participants’ accounts.

In November, 2004, two purported class actions were brought in the U.S. District Court for the District of Minnesota by certain shareholders of the Company against the Company and certain of its current and former officers and directors.  These two actions were consolidated as In re St. Paul Travelers Securities Litigation II.  An amended consolidated complaint was filed alleging violations of federal securities laws in connection with (i) the Company’s alleged failure to make disclosure relating to the practice of paying brokers commissions on a contingent basis, (ii) the Company’s alleged involvement in a conspiracy to rig bids and (iii) the Company’s allegedly improper use of finite reinsurance products.  On January 17, 2008, the parties in In re St. Paul Travelers Securities Litigation II entered into a stipulation of settlement resolving the case.  On July 11, 2008, the District Court approved the settlement.  The Plan has not yet received any proceeds from the settlement, and no receivable has been recorded in the Statement of Net Assets Available for Benefits.

Schedule 1

THE TRAVELERS 401(k) SAVINGS PLAN

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2008

		Maturity	Number of
Identity of Issue	Rate	Date	Shares/Units	Current Value

Preferred Stock
*Travelers Companies, Inc., Series B Convertible			271,688	$98,905,441

Common Stock
*Travelers Companies, Inc.			5,567,376	251,645,395
Citigroup, Inc.			6,339,729	42,539,582
				294,184,977
Mutual Funds
American Funds Growth Fund of America – Class R5			9,883,379	202,016,266
Vanguard Institutional Index Fund – Plus Class			2,288,410	188,885,340
*Fidelity U.S. Bond Index Fund			17,189,280	185,472,330
*Fidelity Diversified International Fund			7,180,110	154,444,172
Rainier Small/Mid Cap Equity Portfolio – Institutional Class			4,665,908	95,837,754
Neuberger Berman Genesis Fund – Institutional Class			2,824,416	84,280,581
American Beacon Large Cap Value Fund – Institutional Class			5,285,610	72,729,998
*Fidelity Puritan Fund			5,066,676	66,170,786
Vanguard Prime Money Market Fund – Institutional Class			59,513,101	59,513,101
Vanguard Target Retirement 2025 Fund			4,589,200	42,541,886
Vanguard Target Retirement 2015 Fund			3,506,834	33,490,264
Goldman Sachs Mid Cap Value Fund – Institutional Class			1,293,010	28,704,811
Vanguard Target Retirement 2045 Fund			2,490,366	23,832,798
Baron Growth Fund			742,969	22,890,876
Vanguard Target Retirement 2035 Fund			1,893,932	17,518,868
Pacific Capital Small Cap Fund – Class Y			1,340,483	12,345,851
Vanguard Target Retirement Income Fund			942,985	8,977,220
Vanguard Target Retirement 2005 Fund			801,451	7,766,063
Vanguard Target Retirement 2020 Fund			397,541	6,587,248
Vanguard Target Retirement 2010 Fund			224,720	3,957,322
Vanguard Target Retirement 2030 Fund			223,641	3,475,377
Vanguard Target Retirement 2040 Fund			143,064	2,164,557
Vanguard Target Retirement 2050 Fund			97,600	1,481,565
				1,325,085,034
Common Trust Fund
SEI Stable Value Fund			32,026,167	32,026,167

*Fidelity BrokerageLink investments				37,398,195

See accompanying report of independent registered public accounting firm.

Schedule 1- Continued

THE TRAVELERS 401(k) SAVINGS PLAN

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2008

		Maturity	Number of
Identity of Issue	Rate	Date	Shares/Units	Current Value

Benefit-responsive Investments with Financial Institutions
Monumental Life Insurance, MDA00583TR
Dwight Target 2 Fund	3.47%	Various	10,547,406	$175,565,523

Pacific Life Insurance Company, G-26926-01
Dwight Target 2 Fund	4.84%	Various	2,710,222	45,112,668
Dwight Target 5 Fund	4.84%	Various	4,617,728	80,242,910
Dwight Intermediate Core Fund	4.84%	Various	4,900,061	53,350,755

Natixis Financial Products, Inc., 1923-01
Dwight Target 2 Fund	4.34%	Various	2,706,691	45,053,880
Dwight Target 5 Fund	4.34%	Various	4,611,710	80,138,343
Dwight Intermediate Core Fund	4.34%	Various	4,893,676	53,281,233
				532,745,312

Wrapper Contracts
Monumental Life Insurance, MDA00583TR	3.47%	Evergreen		254,510
Pacific Life Insurance Company, G-26926-01	4.84%	Evergreen		300,573
				555,083

Guaranteed Investment Contracts
Travelers GIC – 2004	3.72%	1/1/2009	685,155	685,155

*Participant Loans	8,697 loans, 4.5% to 11.5%, 5 year maximum term with the exception of home loans (20 years)			53,619,897

Short-Term Investments
*Fidelity Management Trust Company, Institutional Cash Portfolio, MM Fund Class 1 Shares	2.17%	due on demand		36,588,063
Total				$2,411,793,324

* Parties-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 24, 2009		THE TRAVELERS 401(k) SAVINGS PLAN
(The Plan)

	By:	/s/ John P. Clifford, Jr.

John P. Clifford, Jr.
Executive Vice President, Human Resources and
Plan Administrator
Member of the Administrative
Committee for The Travelers 401(k) Savings Plan